BMO Nesbitt Burns

DISTRIBUTION CERTIFICATE

Pacific Rim Mining Corp.

$20,076,000

(23,900,000 Common Shares)

Province	Underwriting Group		Exempt Institutions		Totals	
	Number of Sales	Number of Shares	Number of Sales	Number of Shares	Number of Sales	Number of Shares
British Columbia	106	5,019,600			106	5,019,600
Alberta	31	620,000			31	620,000
Saskatchewan	10	64,000			10	64,000
Manitoba					0	0
Ontario	99	1,478,900	13	6,337,800	112	7,816,700
New Brunswick	1	5,000			1	5,000
Nova Scotia	3	75,000			3	75,000
P.E.I.					0	0
Newfoundland					0	0
U.S.A.			4	3,690,000	4	3,690,000
Other / Intern'l	3	115,000	7	6,494,700	10	6,609,700
Total	253	7,377,500	24	16,522,500	277	23,900,000

Settlement Date: 1-Mar-06

Lead Underwriter: BMO NESBITT BURNS INC.

Investment Banker: Carter Hohmann